EXHIBIT 21
INTERNATIONAL GAME TECHNOLOGY SUBSIDIARIES

NAME	JURISDICTION OF INCORPORATION
(wholly-owned subsidiaries)

International Game Technology	Nevada
IGT	Nevada
Sodak Gaming, Inc.	South Dakota
Silicon Gaming, Inc.	California
Acres Gaming, Inc.	Nevada
IGT Online Entertainment Systems, Inc.
(FKA: Automated Wagering
International, Inc.)	Delaware
VLC, Inc.	Montana
I.G.T. (Australia) Pty. Limited	New South Wales, Australia
International Game Technology (NZ) Ltd.	Wellington, New Zealand
IGT-Europe B.V	The Netherlands
I.G.T. - Argentina S.A	Argentina
IGT Japan, K.K	Japan
IGT - Iceland Ltd.	Iceland
IGT do Brasil Ltda	Brazil
International Game Technology-Africa
(Proprietary) Limited	Johannesburg, South Africa
International Game Technology S.R. Ltda	Peru
IGT-UK Limited	England & Wales